PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-96069
(To Prospectus dated March 11, 2009)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts
Internet Infrastructure HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated March 11, 2009 relating to the sale of up to 1,000,000,000 depositary receipts by the Internet Infrastructure HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of Internet Infrastructure HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company1	Ticker	Share Amounts	Primary Trading Market
Akamai Technologies Inc.	AKAM	3.0000	NASDAQ
Infospace, Inc.	INSP	0.8000	NASDAQ
Internap Network Services Corporation	INAP	0.5000	NASDAQ
NaviSite, Inc.	NAVI	0.1333	NASDAQ
Open Text Corporation	OTEX	0.0868	NASDAQ
Openwave Systems Inc.	OPWV	1.0737	NASDAQ
RealNetworks, Inc.	RNWK	6.0000	NASDAQ
VeriSign, Inc.	VRSN	6.1500	NASDAQ

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is July 27, 2009.

1 On July 21, 2009, the merger of Vignette Corporation and Open Text Corporation became effective.  As a result, Vignette Corporation will no longer be an underlying constituent of the Internet Infrastructure HOLDRS (SM) Trust.  In connection with the merger, shareholders will receive 0.1447 shares of Open Text Corporation and $8.00 in cash for each share of Vignette Corporation.  The Bank of New York Mellon will receive 0.0868 shares of Open Text Corporation and $4.80 in cash for the 0.6 shares of Vignette Corporation per 100 share round lot of Internet Infrastructure HOLDRS.